UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.4)*

Under the Securities Exchange Act of 1934

CBIZ, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

124805102
(CUSIP Number)

Malcolm Ross
Dickstein Shapiro LLP
1633 Broadway
New York, N.Y. 10019
(212) 277-6500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124805102

1	Name of Reporting Persons

Westbury (Bermuda) Ltd.
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds*

WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Bermuda
	7	Sole Voting Power

		7,716,669
Number of	8	Shared Voting Power
Shares
Beneficially		-0-
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		-0-
	10	Shared Dispositive Power

		7,716,669
11	Aggregate Amount Beneficially Owned by Each Reporting Person.

7,716,669
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain shares (see instructions).

☐
13	Percent of Class Represented by Amount in Row (11):

12.5% (1)
14	Type of Reporting Person (see instructions):

CO

(1) Based on 61,701,191 shares of common stock outstanding as of July 31, 2010, as reported by Issuer in its Form 10-Q filed on August 9, 2010.

1	Name of Reporting Persons

Westbury Trust
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds

OO (1)
5	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Bermuda
	7	Sole Voting Power

		7,716,669 (2)
Number of	8	Shared Voting Power
Shares
Beneficially		-0-
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		-0-
	10	Shared Dispositive Power

		7,716,669 (2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person.

7,716,669
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain shares (see instructions).

☐
13	Percent of Class Represented by Amount in Row (11):

12.5% (3)
14	Type of Reporting Person (see instructions):

OO

(1) Working capital of Westbury (Bermuda) Ltd.
(2) Securities are owned directly by Westbury (Bermuda) Ltd., which is 100% owned by Westbury Trust. Westbury Trust is an indirect beneficial owner of the reported securities.
(3) Based on 61,701,191 shares of common stock outstanding as of July 31, 2010, as reported by Issuer in its Form 10-Q filed on August 9, 2010.

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “ SEC ” or “ Commission ”) on November 4, 1996 by Michael G. DeGroote (“DeGroote”) and MGD Holdings Ltd., a Bermuda corporation, as amended by Amendment No. 1 filed with the SEC on June 4, 1997 by DeGroote and Westbury (Bermuda) Ltd., a Bermuda limited corporation (“Westbury ”) (as successor-in-interest to MGD Holdings Ltd.), Amendment No. 2 filed with the SEC on May 15, 1998 by DeGroote and Westbury, and Amendment No. 3 filed with the SEC on February, 12, 2010 by DeGroote, Westbury, and Westbury Trust, a Bermuda trust which owns 100% of the stock of Westbury, relating to the common stock, par value $0.01 per share, of CBIZ, Inc., a Delaware corporation (the “ Issuer ”).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:

Paragraphs (a) and (b) of Item 5 are amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 4 are incorporated herein by reference. Such information is based on 61,701,191 shares of common stock outstanding as of July 31, 2010, as reported by Issuer in its Form 10-Q filed on August 9, 2010.  The Reporting Persons share the power to dispose of the shares with the Issuer pursuant to the terms of the Option granted to the Issuer by Westbury (as further described in Item 6 below).

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

Item 6 is hereby amended and restated in its entirety as follows:

On September 14, 2010, the Issuer, Westbury, Westbury Trust and DeGroote entered into a Stock and Option Purchase Agreement (“Agreement”).  The Agreement provides for the purchase by the Issuer of (i) 7,716,669 shares of the Issuer held by Westbury at a price per share of $6.25 in cash, or an aggregate of $48,229,181.25 (the “Stock Purchase”), and (ii) an option, acquired for $5,000,000, to purchase the remaining 7,716,669 shares of the Issuer held by Westbury (the “Option”) at an exercise price per share of $7.25 in cash (subject to adjustment for stock splits and stock dividends and distributions).  The Stock Purchase closed September 15, 2010.  The Option is exercisable by the Issuer in whole or in part at any time after the closing of the Agreement until September 30, 2013.  The shares of the Issuer subject to the Option are held in a custody account pursuant to the terms of a Custody Agreement dated September 14, 2010, by and among Westbury, Westbury Trust, DeGroote, the Issuer and JPMorgan Chase Bank, N.A., as Custodian (the “Custody Agreement”).  The descriptions of the Agreement and the Custody Agreement are qualified in their entirety by reference to the copies of each of them, which agreements are incorporated herein by reference and attached hereto as Exhibits 10.1 and 10.2.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented to add the following as an exhibit hereto:

Exhibit 10.1: Stock and Option Purchase Agreement

Exhibit 10.2: Custody Agreement

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 2010	WESTBURY (BERMUDA) LTD.

/s/ Jim Watt
Name: Jim Watt
Title: President

Dated: September 15, 2010	WESTBURY TRUST

/s/ Jim Watt
Name: Jim Watt
Title: Trustee